Exhibit 99.1
Jumia Reports Fourth Quarter and Full Year 2025 Results
Jumia Reports Accelerating Momentum With 36% GMV Growth and Reduced Cash Burn; Expects Continued Strong Growth in 2026 and on track for Q4 2026 Breakeven
Lagos, February 10, 2026 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the fourth quarter ended December 31, 2025.
Financial highlights for the fourth quarter 2025
•Revenue of $61.4 million compared to $45.7 million in the fourth quarter of 2024, up 34% year-over-year, and up 24% in constant currency.
•GMV of $279.5 million compared to $206.1 million in the fourth quarter of 2024, up 36% year-over-year, and up 23% in constant currency. Excluding South Africa and Tunisia, physical goods GMV grew 38% year-over-year.
•Operating loss of $10.6 million compared to $17.3 million in the fourth quarter of 2024, down 39% year-over-year, and down 22% in constant currency.
•Adjusted EBITDA loss of $7.3 million compared to $13.7 million in the fourth quarter of 2024, down 47% year-over-year, and down 25% in constant currency.
•Loss before Income tax of $9.7 million compared to $17.6 million in the fourth quarter of 2024, down 45% year-over-year, and down 17% in constant currency.
•Liquidity position of $77.8 million, a decrease of $4.7 million in the fourth quarter of 2025, compared to a decrease of $30.6 million in the fourth quarter of 2024.
•Net cash flow used in operating activities of $1.7 million compared to net cash flow used in operating activities of $26.5 million in the fourth quarter of 2024 and $12.4 million used in the third quarter of 2025. The result includes a positive working capital1 contribution of $9.6 million.
Financial highlights for the full year 2025
•Revenue of $188.9 million, compared to $167.5 million in 2024, up 13% year-over-year, or up 11% in constant currency.
•GMV of $818.6 million, compared to $720.6 million in 2024, up 14% year-over-year, or up 11% in constant currency, representing growth acceleration throughout the year.
•Operating loss of $63.2 million, compared to a loss of $66.0 million in 2024, down 4% year-over-year, or up 1% in constant currency, driven by strong usage growth partially offset by reduced corporate sales.
•Adjusted EBITDA loss of $50.5 million compared to $51.3 million in 2024, down 2% year-over-year, or up 5% in constant currency, consistent with operating performance.
•Loss before Income tax of $60.1 million compared to $97.6 million in 2024, down 38% year-over-year, or down 18% in constant currency, driven by lower finance costs, which were previously elevated due to higher corporate sales, alongside improved operating performance.
•Liquidity position of $77.8 million marking a decrease of $56.1 million in 2025 compared to an increase of $13.4 million in 2024, which included $94.7 million of net proceeds from the August 2024 at-the-market (ATM) offering.
•Net cash flows used in operating activities of $47.9 million compared to $57.2 million in 2024, reflecting improved performance.
Business highlights for the fourth quarter 2025
Unless otherwise stated, all reported KPIs are for physical goods and exclude results from South Africa and Tunisia, which were exited in late 2024.
•Orders grew 32% year-over-year, reflecting disciplined execution and resilient consumer demand across key categories.
•Quarterly Active Customers ordering physical goods grew by 26% year-over-year, demonstrating strong customer engagement and improving retention.
•GMV increased 38% year-over-year, driven by strong supply and effective execution, partially offset by lower corporate sales in Egypt, as we deprioritize this segment.
•Nigeria delivered standout performance, with Orders up 33% and GMV up 50% year-over-year.
•Gross items sold from international sellers grew 82% year-over-year in the fourth quarter of 2025, driven by expanded direct sourcing capabilities, which we further strengthened with the opening of our new Yiwu, China office.
Company Commentary
“We closed 2025 with clear momentum across the platform, delivering strong GMV and revenue growth, improving customer engagement, and continued progress on our path to profitability. Demand strengthened as the quarter progressed, driven by disciplined execution across our markets and, ongoing enhancements to our value proposition and customer experience, resulting in a successful Black Friday campaign. In the fourth quarter of 2025, we also meaningfully reduced cash burn, reflecting improving operating leverage as volumes scale and better working capital management.

In 2026, we’ll focus on scaling usage across our existing markets and deepening customer engagement by continuing to improve availability, affordability, and reliability. A more stable macro environment and local currencies provide a supportive backdrop for both consumers and vendors. We remain focused on unlocking operating leverage, optimizing our cost structure and refining our market footprint. Our priority is driving usage growth in our core markets with the objective of achieving Adjusted EBITDA breakeven and positive cash flow in the fourth quarter of 2026, and delivering full-year profitability and positive cash flow in 2027.” -Francis Dufay, CEO

1 Working capital comprises movements in: (i) trade and other receivables, prepaid expenses and other tax receivables; (ii) inventories; and (iii) trade and other payables, deferred income and other tax payables.

SELECTED FINANCIAL INFORMATION

Financial Results for the fourth quarter ended December 31, 2025

	For the three months ended					For the year ended December
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	December 31, 2024	December 31, 2025		December 31, 2025		December 31, 2024	December 31, 2025		December 31, 2025
Revenue	45.7	61.4	34%	56.5	24%	167.5	188.9	13%	185.6	11%
Gross Profit	23.9	34.2	43%	31.3	31%	99.5	101.8	2%	98.3	(1)%
Fulfillment expense	(12.9)	(14.8)	15%	(13.6)	5%	(41.9)	(45.5)	8%	(44.0)	5%
Sales and Advertising expense	(4.8)	(7.0)	47%	(6.6)	39%	(17.3)	(19.4)	12%	(19.4)	12%
Technology and Content expense	(10.0)	(9.4)	(6)%	(9.2)	(8)%	(37.5)	(37.0)	(1)%	(36.7)	(2)%
G&A expense, excluding SBC(1)	(12.9)	(13.0)	1%	(12.5)	(3)%	(63.4)	(61.4)	(3)%	(60.7)	(4)%
Adjusted EBITDA(1)	(13.7)	(7.3)	(47)%	(10.2)	(25)%	(51.3)	(50.5)	(2)%	(53.9)	5%
Operating Income/ (Loss)	(17.3)	(10.6)	(39)%	(13.4)	(22)%	(66.0)	(63.2)	(4)%	(66.5)	1%
Loss before Income tax(2)	(17.6)	(9.7)	(45)%	(13.5)	(17)%	(97.6)	(60.1)	(38)%	(69.7)	(18)%
_________________________
(1) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before Income tax in constant currency, and the corresponding year-over-year change, exclude the impact of foreign exchange gains/(losses) recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $(1.3) million in the fourth quarter of 2024 and $1.1 million in the fourth quarter of 2025. For the year ended December 31, 2025 these amounts were
$(13.0) million in 2024 and $6.2 million in 2025, respectively.
Revenue
•Revenue1 of $61.4 million, up 34% year-over-year or up 24% year-over-year on a constant currency basis.
•Marketplace revenue, comprised of third-party sales, marketing and advertising, and value-added services, was $31.0 million, up 36% year-over-year or up 24% year-over-year on a constant currency basis.
◦Third-party sales revenue were $26.7 million, up 33% year-over-year or up 22% year-over-year on a constant currency basis. Year-over-year growth was driven by strong execution in our marketplace business and supported by rising customer usage.
◦Marketing and advertising revenue was $2.9 million, up 42% year-over-year or up 33% year-over-year on a constant currency basis, driven by growth in sponsored products following the launch of our new retail advertising platform. With advertising revenue at 1% of GMV, Jumia sees substantial upside potential.
◦Value-added services revenue was $1.4 million, up 79% year-over-year or up 64% year-over-year on a constant currency basis.
•First-party sales revenue was $29.9 million, up 33% year-over-year or up 23% year-over-year on a constant currency basis, reflecting strong demand and continued momentum with key international brands.
Gross Profit
•Gross profit was $34.2 million, up 43% year-over-year or up 31% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 12.2% in the fourth quarter of 2025, compared to 11.6% in the fourth quarter of 2024. The year-over-year improvement reflects continued progress in marketplace monetization.
Expenses
•Fulfillment expense was $14.8 million, up 15% year-over-year or up 5% year-over-year on a constant currency basis, primarily due to higher volumes.
◦Fulfillment expense per Order, excluding JumiaPay App Orders, which do not incur logistics costs, was $1.97, down 12% year-over-year or down 20% year-over-year on a constant currency basis.
◦The improvement reflects productivity gains and economies of scale in fulfillment operations, automation in call centers, and improved rates with logistics partners.
•Sales and Advertising expense totaled $7.0 million, up 47% year-over-year, or up 39% year-over-year on a constant currency basis. The increase reflects higher marketing investments to support customer acquisition and engagement, while maintaining efficiency through targeted and performance-driven campaigns.
•Technology and Content expense totaled $9.4 million, down 6% year-over-year, or down 8% year-over-year on a constant currency basis. The decrease was driven by ongoing headcount optimization and savings from recently renegotiated contracts.
•General and Administrative expense was $14.3 million, flat year-over-year, or down 3% year-over-year on a constant currency basis.
◦General and Administrative expense, excluding share-based compensation expense, was $13.0 million, up 1% year-over-year, or down 3% year-over-year on a constant currency basis.
◦Staff costs within General and Administrative expense, excluding share-based compensation expense, decreased by 18% year-over-year.
◦The fourth quarter of 2025 included a tax benefit of $4.3 million, compared to an $8.4 million tax benefit recognized in the fourth quarter of 2024.
•We continue to streamline the organization. The total headcount has declined by 7% since December 31, 2024, with just over 2,010 employees on payroll as of December 31, 2025.
Loss before Income tax
•Operating loss was $10.6 million in the fourth quarter of 2025, compared to $17.3 million in the fourth quarter of 2024. The year-over-year improvement primarily reflects higher revenue and gross profit, partially offset by higher operating expenses.
•Adjusted EBITDA loss, which excludes depreciation, amortization and share-based compensation expense, declined to $7.3 million in the fourth quarter of 2025, compared to $13.7 million in the fourth quarter of 2024, consistent with the improvement in operating performance.
•Loss before Income tax was $9.7 million in the fourth quarter of 2025, compared to $17.6 million in the fourth quarter of 2024, reflecting improved operational results.
•In constant currency, Loss before Income tax, excluding the impact of foreign exchange recorded in finance income and finance costs, was $13.5 million, down 17% year-over-year.
Cash Position
•As of December 31, 2025, the Company’s liquidity position was $77.8 million, comprised of $76.7 million in cash and cash equivalents and $1.2 million in term deposits and other financial assets.
•Jumia’s liquidity position decreased by $4.7 million in the fourth quarter of 2025, compared to a decrease of $30.6 million in the fourth quarter of 2024, and a decrease of $15.8 million in the third quarter of 2025.
•Net cash used in operating activities was $1.7 million in the fourth quarter of 2025, compared to a net cash used of $26.5 million in the fourth quarter of 2024 and $12.4 million used in the third quarter of 2025. The result includes a positive working capital contribution of $9.6 million in the fourth quarter of 2025, compared to a negative working capital contribution of $12.1 million in the fourth quarter of 2024. The improvement primarily reflects the continued strengthening of our marketplace flywheel, with higher volumes and better payment flows, as well as improved bargaining power with large third-party accounts.
•In addition, the Company reported $1.7 million in capital expenditures in the fourth quarter of 2025, compared to $1.8 million in the fourth quarter of 2024, primarily reflecting investments in infrastructure and facility enhancements to support business growth.
1 In addition to marketplace revenue and first-party sales, revenue included other revenue of $0.4 million in the fourth quarter of 2024 and $0.5 million in the fourth quarter of 2025.

SELECTED OPERATIONAL KPIs
Marketplace KPIs

	For the three months ended					For the year ended December
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	December 31, 2024	December 31, 2025		December 31, 2025		December 31, 2024	December 31, 2025		December 31, 2025
Quarterly Active Customers (million)	2.4	3.0	24%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Quarterly Active Customers (million) adjusted for perimeter effects(1)	2.4	3.0	26%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Orders Physical Goods (million)	5.8	7.5	31%	n.a.	n.a.	18.2	22.6	24%	n.a.	n.a.
Orders Physical Goods (million) adjusted for perimeter effects(1)	5.7	7.5	32%	n.a.	n.a.	17.8	22.6	27%	n.a.	n.a.
Orders JumiaPay App (million)	1.6	—	(99)%	n.a.	n.a.	4.4	0.7	(85)%	n.a.	n.a.
Orders JumiaPay App (million) adjusted for perimeter effects(1)	1.6	—	(99)%	n.a.	n.a.	4.4	0.7	(85)%	n.a.	n.a.
GMV (USD million)	206.1	279.5	36%	254.3	23%	720.6	818.6	14%	796.5	11%
GMV (USD million) adjusted for perimeter effects(1)	204.5	279.5	37%	254.3	24%	703.7	818.6	16%	796.5	13%
TPV (USD million)	59.2	81.4	38%	76.0	28%	195.4	232.2	19%	226.9	16%
Jumia Payment Gateways Transactions (million)	3.3	2.1	(37)%	n.a.	n.a.	10.1	7.1	(30)%	n.a.	n.a.
_________________________
(1) Adjustments for perimeter effects relate to the exit from Tunisia and South Africa.
•GMV increased by 36% year-over-year to $279.5 million and physical goods Orders grew by 31% year-over-year to 7.5 million. Adjusted for perimeter effects, physical goods GMV and Orders grew by 38% and 32% year-over-year, respectively.
◦The increase in GMV was driven by robust consumer demand, partially offset by lower corporate sales in Egypt.
◦Order growth reflects continued improvement in product assortment and a stronger customer value proposition in physical goods.
▪In line with our strategic focus on scaling physical goods, we have reduced our emphasis on digital products sold through our JumiaPay App, that contribute to order volumes with limited revenue impact. While this shift influenced total order metrics for the quarter, physical goods Orders growth remained robust.
◦Our strategy to expand into secondary cities continues to deliver results. Adjusted for perimeter effects, Orders from upcountry regions represented 61% of total Orders in the fourth quarter of 2025, up from 56% in the prior-year period.
◦The average order value for physical goods Orders increased in the fourth quarter of 2025 compared to the fourth quarter of 2024.
◦Jumia continues to deploy marketing with a focus on efficiency and ROI, focusing investment on efficient channels to support customer acquisition, engagement, and repeat behavior. These include paid online marketing, customer relationship management (“CRM”), search engine optimization (“SEO”), and relevant offline local channels (e.g. radio and print) while also leveraging its JForce agent network.
◦As a result of these efforts and adjusted for perimeter effects, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 422 basis point year-over-year improvement in repurchase rates.
▪Jumia’s cohort analysis indicates that 46% of new customers, who placed their first order in the third quarter of 2025, made a second purchase within 90 days, compared to 42% of new customers in the third quarter of 2024.

•TPV improved to $81.4 million in the fourth quarter of 2025, compared to $59.2 million in the fourth quarter of 2024. TPV as a percentage of GMV remained stable at 29% in the fourth quarter of 2025, compared to 29% in the fourth quarter of 2024.

EVENTS AFTER THE REPORTING DATE
In February 2026, Jumia decided to cease operations in Algeria. In 2025, Algeria accounted for approximately 2% of GMV. The Company anticipates that ceasing operations in Algeria may temporarily negatively impact Jumia’s financial metrics. Short-term effects will include employee termination costs, lease termination costs, and assets liquidation. In the longer term, these changes to Jumia's geographic footprint are expected to enhance operational efficiency and resource allocation, enabling the Company to focus on markets with stronger growth trajectories and profitability prospects.

GUIDANCE
Jumia remains committed to delivering profitable growth in 2026 by scaling usage, improving operational efficiency, and continuing to reduce cash burn.
As we enter the next phase of scaling, Adjusted EBITDA is now our primary profitability metric for guidance, as it better reflects underlying operating performance and leverage. This does not change our economic objectives, and we continue to expect to reach breakeven on an Adjusted EBITDA basis in the fourth quarter of 2026.
Based on current business trends, we are establishing our full-year 2026 guidance as follows:
•GMV is projected to grow between 27% and 32% year-over-year, adjusted for perimeter effects.
•We forecast Adjusted EBITDA loss to be between $25 million and $30 million.
•We confirm our strategic goal to achieve breakeven on an Adjusted EBITDA basis and positive cash flow in the fourth quarter of 2026, and delivering full-year profitability and positive cash flow in 2027.

First quarter 2026:
•GMV is projected to grow between 27% and 32% year-over-year, adjusted for perimeter effects.
•We expect higher cash outflows in the first quarter, reflecting typical seasonality, and the timing of annual contract renewals for certain of our technology and insurance agreements. As part of ongoing operational optimization, we will exit Algeria in the first quarter of 2026 and expect to incur related one-time costs.
The above forward-looking statements reflect Jumia’s expectations and strategic goals as of February 10, 2026, are subject to change, and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts, and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its fourth quarter 2025 results at 8:30 AM ET on February 10, 2026.

Interested parties can access the conference at:
US Dial-in (Toll Free): 888-506-0062
International Dial-in: 973-528-0011
Entry Code: 867618

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Tuesday, February 24, 2026 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 53548.

(UNAUDITED)
Consolidated statement of comprehensive income as of December 31, 2024 and 2025

	For the three months ended		For the year ended December
In thousands of USD	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Revenue	45,687	61,395	167,486	188,930
Cost of revenue	(21,802)	(27,231)	(67,958)	(87,150)
Gross profit	23,885	34,164	99,528	101,780
Fulfillment expense	(12,935)	(14,822)	(41,920)	(45,464)
Sales and advertising expense	(4,759)	(6,972)	(17,288)	(19,386)
Technology and content expense	(10,016)	(9,449)	(37,515)	(37,026)
General and administrative expense	(14,328)	(14,328)	(69,926)	(66,118)
Other operating income	1,237	944	2,413	3,310
Other operating expense	(413)	(164)	(1,297)	(304)
Operating loss	(17,329)	(10,627)	(66,005)	(63,208)
Finance income	2,656	1,731	7,319	9,231
Finance costs	(2,973)	(795)	(38,873)	(6,149)
Loss before Income tax	(17,646)	(9,691)	(97,559)	(60,126)
Income tax benefit / (expense)	(1,890)	(614)	(1,546)	(1,414)
Loss for the period	(19,536)	(10,305)	(99,105)	(61,540)
Attributable to:
Equity holders of the Company	(19,533)	(10,311)	(99,086)	(61,551)
Non-controlling interests	(3)	6	(19)	11
Loss for the period	(19,536)	(10,305)	(99,105)	(61,540)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	2,147	(14,574)	219,671	(97,554)
Other comprehensive loss on net investment in foreign operations	(91)	14,593	(207,468)	92,486
Other comprehensive income on financial assets at fair value through OCI	158	1	3,737	2,083
Other comprehensive income / (loss)	2,214	20	15,940	(2,985)
Total comprehensive loss for the period	(17,322)	(10,285)	(83,165)	(64,525)
Attributable to:
Equity holders of the Company	(17,344)	(10,291)	(83,170)	(64,492)
Non-controlling interests	22	6	5	(33)
Total comprehensive loss for the period	(17,322)	(10,285)	(83,165)	(64,525)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2024 and December 31, 2025

	As of
In thousands of USD	December 31, 2024	December 31, 2025
Assets
Non-current assets
Property and equipment	17,196	19,163
Deferred tax assets	323	326
Other taxes receivables	3,814	—
Other non-current assets	1,408	1,278
Total Non-current assets	22,741	20,767
Current assets
Inventories	6,432	10,098
Trade and other receivables	15,783	13,888
Income tax receivables	3,041	3,153
Other taxes receivable	4,227	3,746
Prepaid expenses	5,903	4,067
Term deposits and other financial assets	78,585	1,162
Cash and cash equivalents	55,360	76,670
Total Current assets	169,331	112,784
Total Assets	192,072	133,551
Equity and Liabilities
Equity
Share capital	283,093	286,156
Share premium	1,792,181	1,792,181
Other reserves	180,442	178,520
Accumulated losses	(2,168,924)	(2,230,584)
Equity attributable to the equity holders of the Company	86,792	26,273
Non-controlling interests	(506)	(539)
Total Equity	86,286	25,734
Liabilities
Non-current liabilities
Non-current borrowings	7,260	7,929
Trade and other payables	6	6
Deferred tax liabilities	540	126
Other taxes payable	1,626	—
Provisions for liabilities and other charges	638	721
Total Non-current liabilities	10,070	8,782
Current liabilities
Current borrowings	3,938	3,793
Trade and other payables	44,301	57,954
Income tax payables	13,510	12,456
Other taxes payable	13,994	11,478
Provisions for liabilities and other charges	12,893	8,522
Deferred income	7,080	4,832
Total Current liabilities	95,716	99,035
Total Liabilities	105,786	107,817
Total Equity and Liabilities	192,072	133,551

(UNAUDITED)
Consolidated statement of cash flows as of December 31, 2024 and 2025

	For the three months ended		For the year ended December
In thousands of USD	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Loss before Income tax	(17,646)	(9,691)	(97,559)	(60,126)
Depreciation and amortization of tangible and intangible assets	2,311	2,069	8,265	7,860
Impairment losses on loans, receivables and other assets	609	(43)	698	386
Impairment losses/(reversals) on obsolete inventories	(181)	183	197	575
Share-based compensation expense	1,418	1,300	6,541	4,743
Net (gain)/loss from disposal of tangible and intangible assets	124	66	854	75
Change in provision for other liabilities and charges	(105)	(3,091)	(3,125)	(4,680)
Lease modification (income)/expense	(26)	—	(94)	(1)
Interest (income)/expense	(788)	350	(569)	820
Discounting effect (income)/expense	(108)	(215)	(289)	(124)
Net foreign exchange (gain)/loss	1,348	(98)	13,359	(3,074)
Net loss on financial instruments at fair value through profit or loss	—	—	16,163	—
Net loss recognized on disposal of debt instruments held at FVOCI	—	—	3,427	2,577
Share-based compensation expense - settlement	(10)	—	(178)	(139)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	(2,340)	8,550	3,242	9,778
(Increase)/Decrease in inventories	882	(1,860)	834	(3,558)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	(10,602)	2,895	(5,594)	762
Income taxes (paid)/received	(1,415)	(2,079)	(3,375)	(3,794)
Net cash flows (used in) / from operating activities	(26,529)	(1,664)	(57,203)	(47,920)
Cash flows from investing activities
Purchase of property and equipment	(1,829)	(1,689)	(3,678)	(4,665)
Proceeds from sale of property and equipment	217	4	332	58
Interest or other charges received	1,277	333	1,934	2,160
Movement in other non-current assets	(154)	1	(269)	278
Movement in term deposits and other financial assets	(63)	(126)	(8,721)	77,805
Net cash flows (used in) / from investing activities	(552)	(1,477)	(10,402)	75,636
Cash flows from financing activities
Interest settled - financing	26	—	—	—
Payment of lease interest	(516)	(725)	(1,025)	(2,566)
Repayment of lease liabilities	(972)	(991)	(4,098)	(3,758)
Equity transaction costs	(2,109)	(28)	(5,055)	(113)
Capital contributions	—	—	99,642	—
Net cash flows (used in) / from financing activities	(3,571)	(1,744)	89,464	(6,437)
Net (decrease)/increase in cash and cash equivalents	(30,652)	(4,885)	21,859	21,279
Effect of exchange rate changes on cash and cash equivalents	186	71	(1,982)	31
Cash and cash equivalents at the beginning of the period	85,826	81,484	35,483	55,360
Cash and cash equivalents at the end of the period	55,360	76,670	55,360	76,670

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2024. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, Jumia Payment Gateways Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which Jumia Payment Gateways Transactions was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which Jumia Payment Gateways Transactions was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
Jumia Payment Gateways Transactions corresponds to the total number of orders for products and services on our marketplace for which Jumia payment gateways were used, irrespective of cancellations or returns for the relevant period.
We believe that Jumia Payment Gateways Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of Jumia Payment Gateways Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based compensation expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to Loss for the period, Loss before Income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the year ended December
(USD million)	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Loss for the period	(19.5)	(10.3)	(99.1)	(61.5)
Income tax benefit / (expense)	1.9	0.6	1.5	1.4
Net Finance costs / (income)	0.3	(0.9)	31.6	(3.1)
Depreciation and amortization	2.2	2.1	8.2	8.0
Share-based compensation expense	1.4	1.3	6.5	4.7
Adjusted EBITDA	(13.7)	(7.3)	(51.3)	(50.5)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2024 and applying them to the corresponding months in 2025, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics:

	For the three months ended					For the year ended December
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	December 31, 2024	December 31, 2025		December 31, 2025		December 31, 2024	December 31, 2025		December 31, 2025
Revenue	45.7	61.4	34%	56.5	24%	167.5	188.9	13%	185.6	11%
Marketplace revenue	22.8	31.0	36%	28.4	24%	89.4	92.1	3%	88.8	(1)%
Third-party sales	20.0	26.7	33%	24.3	22%	78.8	80.3	2%	77.3	(2)%
Value-added services	0.8	1.4	79%	1.3	64%	2.9	4.2	48%	4.1	43%
Marketing and advertising	2.1	2.9	42%	2.7	33%	7.7	7.6	(1)%	7.4	(4)%
First-party sales	22.5	29.9	33%	27.7	23%	76.5	95.1	24%	95.1	24%
Other revenue	0.4	0.5	34%	0.4	26%	1.6	1.7	7%	1.7	5%
Gross Profit	23.9	34.2	43%	31.3	31%	99.5	101.8	2%	98.3	(1)%
Fulfillment expense	(12.9)	(14.8)	15%	(13.6)	5%	(41.9)	(45.5)	8%	(44.0)	5%
Sales and Advertising expense	(4.8)	(7.0)	47%	(6.6)	39%	(17.3)	(19.4)	12%	(19.4)	12%
Technology and Content expense	(10.0)	(9.4)	(6)%	(9.2)	(8)%	(37.5)	(37.0)	(1)%	(36.7)	(2)%
G&A expense, excluding SBC	(12.9)	(13.0)	1%	(12.5)	(3)%	(63.4)	(61.4)	(3)%	(60.7)	(4)%
Adjusted EBITDA	(13.7)	(7.3)	(47)%	(10.2)	(25)%	(51.3)	(50.5)	(2)%	(53.9)	5%
Operating Income/ (Loss)	(17.3)	(10.6)	(39)%	(13.4)	(22)%	(66.0)	(63.2)	(4)%	(66.5)	1%
Loss before Income tax(1)	(17.6)	(9.7)	(45)%	(13.5)	(17)%	(97.6)	(60.1)	(38)%	(69.7)	(18)%

GMV	206.1	279.5	36%	254.3	23%	720.6	818.6	14%	796.5	11%
TPV	59.2	81.4	38%	76.0	28%	195.4	232.2	19%	226.9	16%
TPV as % of GMV	29%	29%		30%		27%	28%		28%
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(1) Loss before Income tax in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $(1.3) million in the fourth quarter of 2024 and $1.1 million in the fourth quarter of 2025. For the year ended December 31, 2025 these amounts were $(13.0) million in 2024 and $6.2 million in 2025, respectively.